[redacted]

11016613

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED
2011 JUN 17 PM 5:11
SEC / TM

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47700

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WJB Capital Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 Broad Street, 34th Floor
(No. and Street)

New York, (City) NY (State) 10004-2306 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig A. Rothfeld 646-344-4300 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marks Paneth & Shron, LLP
(Name – *if individual, state last, first, middle name*)

88 Froehlick Farm Blvd. (Address) Woodbury (City) NY (State) 11797 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Craig A. Rothfeld, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WJB Capital Group, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GREGORY MALESKI
Notary Public, State of New York
No. 01MA6102178
Qualified in Nassau County
Commission Expires 12/8/11

Notary Public

Signature
Craig A. Rothfeld
President & Chief Executive Officer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Report of Independent Auditors On Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Marks Paneth & Shron LLP
Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

To the Stockholders
WJB Capital Group, Inc.
New York, New York

We have audited the accompanying statement of financial condition of WJB Capital Group, Inc. as of December 31, 2010, and the related statements of income, changes in stockholders' equity, changes in subordinated borrowings, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marks Paneth + Shron LLP

Woodbury, New York
February 28, 2011

Marks Paneth & Shron LLP
88 Froehlich Farm Boulevard
Woodbury, NY 11797-2921

Telephone: 516.992.5900
Fax: 516.992.5800
www.markspaneth.com

WJB CAPITAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash	$ 2,346,736
Commissions receivable	2,046,801
Corporate access fees receivable	1,757,904
Clearing deposits	605,087
Due from stockholders	1,846,506
Employee notes receivable	4,806,948
Notes receivable	347,958
Property and equipment - net	43,853
Other assets	462,852
TOTAL ASSETS	$ 14,264,645

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 1,674,483
Bank loan payable	931,063
Forgivable note payable - Pershing	1,500,000
Total Liabilities	4,105,546
COMMITMENTS (see notes)	
Subordinated borrowings	4,670,000
Subordinated borrowings from stockholders	3,500,000
Total Subordinated Borrowings	8,170,000
STOCKHOLDERS' EQUITY	
Common stock, no par value, 200 shares authorized, 10 shares issued and outstanding	166,000
Additional paid-in capital	2,246,911
Accumulated deficit	(423,812)
Total Stockholders' Equity	1,989,099
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 14,264,645

See accompanying notes to financial statements.

WJB CAPITAL GROUP, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2010

REVENUES	
Commission income	$ 43,176,459
Corporate access fees	2,700,000
Interest and other income	62,231
Total Revenues	45,938,690
EXPENSES	
Compensation and benefits	20,318,260
Soft dollar expenses	3,017,609
Trading expenses and clearing fees	2,824,058
Communications and data processing	7,142,339
Occupancy	791,670
Other operating expenses	10,596,595
Interest	1,064,250
Total Expenses	45,754,781
INCOME BEFORE NYC CORPORATION TAX (BENEFIT)	183,909
NYC CORPORATION TAX (BENEFIT)	(37,049)
NET INCOME	$ 220,958

See accompanying notes to financial statements.

WJB CAPITAL GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
Balance, January 1, 2010	10	$ 166,000	$ 1,722,868	$ (644,770)	$ 1,244,098
Stockholder distributions	--	--	(1,815,957)	--	(1,815,957)
Capital contributions	--	--	2,340,000	--	2,340,000
Net income for the year	--	--	--	220,958	220,958
Balance, December 31, 2010	10	$ 166,000	$ 2,246,911	$ (423,812)	$ 1,989,099

See accompanying notes to financial statements.

WJB CAPITAL GROUP, INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2010

Subordinated borrowings at January 1, 2010	$ 5,295,000
Proceeds from subordinated notes	1,875,000
Proceeds from subordinated notes from stockholders	1,000,000
Subordinated borrowings at December 31, 2010	$ 8,170,000

See accompanying notes to financial statements.

WJB CAPITAL GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 220,958
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	62,185
(Increase) decrease in operating assets:	
Commissions receivable	252,963
Corporate access fees receivable	(737,004)
Clearing deposits	(500,000)
Other assets	(67,516)
Increase in operating liabilities:	
Accounts payable and accrued expenses	818,456
Total Adjustments	(170,916)
Net cash provided by operating activities	50,042
Cash flows from investing activities	
Due from stockholders	(27,288)
Increase in employee notes receivable	(3,346,948)
Increase in notes receivable	(152,926)
Net cash used in investing activities	(3,527,162)
Cash flows from financing activities	
Proceeds from subordinated borrowings	1,875,000
Proceeds from subordinated borrowings from stockholders	1,000,000
Payment of bank loan payable	(215,166)
Payment of capital leases payable	(13,496)
Proceeds from forgivable note payable - Pershing	1,500,000
Capital contributions	2,340,000
Distributions to stockholders	(1,815,957)
Net cash provided by financing activities	4,670,381
Net increase in cash	1,193,261
Cash at January 1, 2010	1,153,475
Cash at December 31, 2010	$ 2,346,736
Supplemental information:	
Cash paid (received) during the year for:	
Interest	$ 1,064,250
Taxes	$ (54,505)

See accompanying notes to financial statements.

WJB CAPITAL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

WJB Capital Group, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC), and is a member of the New York Stock Exchange (NYSE), the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The Company operates its institutional agency brokerage business from its corporate headquarters, located in the downtown NYC financial district, and its regional offices, located in San Francisco, Phoenix, Denver and Boston. In April 2011, the Company will relocate to midtown Manhattan.

Since its inception in 1993, WJB Capital has employed a partnership philosophy that focuses on customer-centric trading and execution solutions to the buy side. WJB now offers an extensive suite of global trading and execution services; agency equity and derivative executions; a dedicated corporate access team; macro, technical, derivative, TMT, healthcare and industrials & infrastructure research; and comprehensive commission management solutions. WJB operates its own live trading desks for all major U.S. equity and option exchanges as well as in the global market centers of Asia, Australia, Europe, North America, South America and South Africa.

The Company is a party to a clearing agreement with an independent clearing firm (Jefferies & Company, Inc.) where certain customer trade executions are introduced on a fully disclosed basis to be cleared and billed by the clearing firm. Other customer trade executions are invoiced directly by the Company. The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the Rule, and consequently does not carry securities accounts for customers nor does it perform custodial functions related to their securities.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The Company records commission revenue and related expenses on a trade date basis.

Property and equipment are stated at cost. Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets, or life of the lease for leasehold improvements and other leased assets.

The Company provides a selection of third-party securities research and market data services to certain of its customers, the costs of which are defrayed by commission dollars received from those customers. For accounting purposes, the Company records designated soft dollar commissions in gross revenues and simultaneously

accrues a corresponding liability that is adjusted for transactions in the customers' soft dollar accounts.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company uses the liability method to determine its estimated income tax expense, which requires that deferred tax assets and liabilities are computed based on the differences between financial reporting and tax basis of assets and liabilities, and are measured using currently enacted tax rates and laws.

The Company follows standards for establishing and classifying any tax provisions for uncertain tax positions and recognizing any interest and penalties. The Company's policy is to recognize accrued interest and penalties related to unrecognized tax benefits as income tax expense. The Company is no longer subject to federal or state and local income tax examinations by tax authorities for the years before 2006.

The Company adopted the methods of fair value as described in FASB ASC 820 "Fair Value Measurements and Disclosures". Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, the fair value hierarchy prioritizes observable and unobservable inputs used to measure fair value into three levels.

Management has evaluated, for potential recognition and disclosure, events subsequent to the date of the statement of financial condition through February 28, 2011, the date the financial statements were available to be issued (see Note 15).

NOTE 3 - CORPORATE ACCESS FEES RECEIVABLE

One of the services provided by the Company is the arranging of forums in which, under commission sharing arrangements, the customers of other broker-dealers, are provided access to the management of companies being considered for potential investment. Payments from these broker-dealers are, for the most part, settled for the six months ending June 30 and December 31. The Company's policy is to record as a receivable the minimum amounts to which the Company is entitled and is reasonably assured of collection.

NOTE 4 - DUE FROM STOCKHOLDERS

In January 2006, three of the Company's stockholders obtained unsecured loans from the Company in the aggregate amount of $1,920,000. The loans had a three-year term and an interest rate of 4.5% per annum, payable semiannually in arrears, with the principal payable in full at maturity. The principal balance due at December 31, 2008 was $1,679,000.

In January 2009, the three stockholders modified the terms of their respective loans with the Company. The principal amounts were modified by adding the accrued interest receivable to the loan balances, the loan maturity dates were extended to January 2014, and the annual rate of interest was reduced from 4.5% to 1.5%. Interest shall accrue and be payable on the maturity date. Each loan will be due and payable upon the occurrence of certain events of default and after a 10-day period to cure.

The aggregate balance due at December 31, 2010 is $1,846,506, which consists of $1,819,218 of principal and prior accrued interest, and $27,288 of accrued interest for the current year.

In December 2010, one of the stockholders entered into a collateral agreement with the Company, whereby the stockholder has delivered to the Company a first security interest to the assets in his investment account to collateralize his loan balance due the Company. Assets in the collateral account may not be pledged, withdrawn or assigned without written consent from the Company. At December 31, 2010, the balance of the stockholder's loan payable to the Company was $818,225, with assets valued at $601,712 collateralizing the balance.

NOTE 5 - NOTES RECEIVABLE

At December 31, 2010, notes receivable consist of the following:

A $197,958 unsecured loan to an ex-stockholder of the company which was originally evidenced by a January 2006 note, and was then amended in January 2009 to include accrued interest through January 2009 along with the principal balance of the note. The loan matures in January 2014, with an annual interest rate of 1.5%. Interest shall accrue and be payable on the maturity date. The loan will be due and payable upon the occurrence of certain events of default and after a 10-day period to cure.

A $150,000 unsecured loan to Optifreeze, LLC was entered into in March 2009. The loan is due on demand, with an annual interest rate of 8.0%.

NOTE 6 - EMPLOYEE NOTES RECEIVABLE

Employee notes receivable of $4,806,948 are from loans to fourteen of the Company's employees, evidenced by unsecured promissory notes. The loans have an eight-year term, with three of the loans bearing interest at a rate equal to the lowest rate necessary to avoid the assessment of "imputed interest" by the IRS (1.53% at December 31, 2010), and at a rate of .5% to 1% per annum for the remainder of the loans. A portion of each loan principal balance, along with any accrued interest, will be forgiven over the life of the loan and charged to compensation, until the principal and accrued interest thereon is zero. Each loan will be due and payable upon the occurrence of certain events of default and after a 10-day period to cure. During 2010, $75,000 of loan principal was amortized.

NOTE 7 - PROPERTY AND EQUIPMENT

		Estimated Useful Life
Leasehold improvements	$213,000	Term of lease
Equipment under capital leases	406,983	Term of lease
Furniture and fixtures under capital leases	188,893	Term of lease
	808,876	
Less: Accumulated depreciation and amortization	765,023	
	$ 43,853	

Depreciation and amortization expense was $62,185 for the year.

NOTE 8 - OTHER ASSETS

Prepaid expenses	$222,115
Security deposits	240,737
	$462,852

NOTE 9 - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Soft-dollar liabilities	$ 203,340
Accrued expenses	1,377,752
Deferred rent	93,391
	$1,674,483

NOTE 10 - FORGIVABLE NOTE PAYABLE - PERSHING

During December 2010, the Company entered into a $1,500,000 loan agreement with Pershing LLC in connection with a clearing agreement signed between the Company and Pershing LLC. The loan is evidenced by a promissory note which matures five years after the Company begins clearing transactions through Pershing (January 2011), and bears interest at a rate equal to the current Prime Rate on the first day of each month over the life of the loan (3.25% at December 31, 2010). Principal and accrued interest payments are due on the first day of each month over the life of the loan. Each monthly installment of principal shall be forgiven and deemed paid by the Company, provided the clearing agreement between the Company and Pershing LLC has not been terminated. At December 31, 2010, $500,000 of the loan proceeds are included in the clearing deposits account as required by the note and the new clearing agreement with Pershing. The remaining proceeds of $1,000,000 is being treated as available cash.

NOTE 11 - BANK LOAN PAYABLE

In September 2009, the Company amended and restated an existing loan agreement with M&T Bank. The restated principal balance of $1,200,000 is payable in 60 monthly installments of $23,246 commencing in October 2009. The loan is evidenced by a term note payable bearing interest at the rate of 6% per annum. The note is secured by substantially all of the Company's personal property and fixtures, and the personal guarantee of two of the Company stockholders. The balance payable at December 31, 2010 is $931,063.

M&T Bank has a right to set off amounts owing under the notes with funds held on deposit at the bank. At December 31, 2010, the Company held cash balances of approximately $1,330,000 at M&T Bank.

Principal maturities of bank loans payable are as follows:

2011	$229,265
2012	243,406
2013	258,418
2014	199,974
Total	$931,063

NOTE 12 - SUBORDINATED BORROWINGS

The borrowings under subordination agreements at December 31, 2010, are listed below:

Subordinated note, 10.0 percent, due February 25, 2011	$ 175,000
Subordinated notes, 10.0 percent, due February 26, 2011	100,000
Subordinated notes, 25.0 percent, due February 28, 2011	500,000
Subordinated note, 10.0 percent, due June 25, 2011	100,000
Subordinated note, 12.5 percent, due November 27, 2011	100,000
Subordinated notes, 10.0 percent, due November 30, 2011	100,000
Subordinated note, 12.5 percent, due December 8, 2011	50,000
Subordinated notes, 10.0 percent, due December 26, 2011	300,000
Subordinated notes, 10.0 percent, due December 30, 2011	250,000
Subordinated note, 25.0 percent, due December 30, 2011	750,000
Subordinated notes, 10.0 percent, due December 29, 2017	320,000
Subordinated notes, 10.0 percent, due February 28, 2018	50,000
Subordinated notes, 10.0 percent, due April 2, 2018	900,000
Subordinated notes, 10.0 percent, due April 13, 2018	500,000
Subordinated note, 10.0 percent, due December 30, 2020	450,000
Subordinated note, 5.0 percent, due December 30, 2020	25,000
Sub total - subordinated borrowings	4,670,000
Subordinated note, 15.0 percent, due December 31, 2012, from Michael Romano	1,000,000
Subordinated notes, 15.0 percent, due February 26, 2019, from Craig Rothfeld and Michael Romano	1,000,000
Subordinated notes, 10.0 percent, due July 29, 2019, from Craig Rothfeld and Michael Romano	500,000
Subordinated notes, 10.0 percent, due March 30, 2020 from Craig Rothfeld and Michael Romano	1,000,000
Sub total - subordinated borrowings from stockholders	3,500,000
	$8,170,000

Interest on the notes is payable monthly. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule (the "Rule"). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Pursuant to the Rule, a broker-dealer's outstanding subordinated loan principal may not exceed 70% of its debt-equity total for a period in excess of 90 days, or longer in

certain circumstances. The debt-equity total is defined as the sum of subordinated loan principal and stockholders' equity in the case of a corporation. For purposes of computing the Company's debt-equity ratio, Craig Rothfeld's and Michael Romano's loans qualify as equity under the Rule, and will continue to be accorded that treatment until twelve (12) months prior to their respective maturities. Accordingly, the Company's debt-equity ratio was 45.91% at December 31, 2010.

Principal maturities of subordinated borrowings are as follows:

Year ending December 31,	
2011	$2,425,000
2012	1,000,000
2013	--
2014	--
2015	--
Thereafter	4,745,000
	$8,170,000

NOTE 13 - RELATED PARTY TRANSACTIONS

Seven of the subordinated loan agreements that the Company has entered into were with two of the Company's stockholders, Craig Rothfeld and Michael Romano, who loaned the Company aggregate amounts of $1,250,000 and $2,250,000, respectively. The loans mature at various dates between 2012 and 2020, with interest rates ranging from 10% to 15% per annum.

NOTE 14 - RESTRICTED EQUITY PARTICIPATION PLAN

During 2009, the Company adopted the WJB Capital Group, Inc. Restricted Equity Participation Plan which authorizes the grant of "Participation Units" to employees. Each Participation Unit corresponds to one of the Company's common shares. The holder of a Participation Unit is entitled to a share of any proceeds of a sale and liquidation of the Company's assets in dissolution of the Company corresponding to one share of the Company's stock. The holder is also entitled to a cash payment whenever a transaction or series of transactions results in a change of control of the Company, as defined. The payment in such case would correspond to the amount that the holder would have received had each Participation Unit been a share of the Company's common stock entitled to share in the proceeds of the transaction or series of transactions. Participation Units have no other rights.

The holders of participation units forfeit their Participation Units upon the cessation of their employment by the Company except that, if the cessation of employment is due to death or to termination without cause, the Participation Units, in substance, continue for twelve months after the separation. If management estimates that it is not probable that dissolution or change of control of the Company will occur, then there is no compensation cost resulting from the grant of the Participation.

A liability is recorded, at each balance sheet date, based on the estimated fair value, at that date, of each outstanding Participation Unit for which management estimates it is probable that it will be outstanding when the dissolution or change of control of the Company occurs. A fraction of the amount so derived is then recorded as a liability. That fraction represents the portion of time that has elapsed from the grant of the Unit until the estimated probable date of an event triggering payment.

Management estimates that it is not probable that dissolution or change of control of the Company will occur soon enough to make it probable that any Participation Units outstanding at December 31, 2010 will be entitled to payment. Consequently no compensation expense has been recorded for the grant of Participation Units. Because the estimate inherently involves significant uncertainty, when and if a triggering event will occur and which, if any Participation Units will then still be outstanding it is always possible that this estimate can change in the near term causing compensation expense to be recorded.

During the year ended December 31, 2010, the Company granted employees 15.32 Participation Units, bringing the total number of participation units granted at December 31, 2010 to 32.36.

NOTE 15 - COMMITMENTS AND CONTINGENCIES

Operating leases

The Company leases equipment and six office facilities under leases expiring at various dates through 2015. Rent expense under the sole lease that has rental escalations has been recognized on a straight-line basis to account for rent concessions during the lease term, resulting in a deferred rent liability of $93,391 at December 31, 2010. Total equipment and office rent expense for the year were $2,412,288 and $791,670, respectively.

During 2010, the Company entered into a new twelve-year office lease agreement with annual rental expenses beginning at $1,477,680 per year at the start of the lease term and increasing at periodic rates up to $1,697,760 per year at the end of the lease term. As of December 31, 2010, the lease term had not commenced.

Future minimum lease payments as of December 31, 2010, excluding the leases not yet commenced, are:

Year ending December 31,	
2011	$1,706,419
2012	665,078
2013	355,707
2014	325,076
2015	116,952
Total	$3,169,232

In February 2011, the Company entered into two equipment operating lease agreements each with three-year terms, and combined monthly lease payments of $20,515 over the life of the lease terms.

Letter of credit

In connection with the execution of new office leases in July 2005, February 2007 and September 2010, the Company's commercial lenders issued irrevocable standby letters of credit in the amounts of $218,316, $72,017 and $861,980, respectively, in lieu of a tenant cash security deposit in favor of the properties' landlords. The letters of credit are unsecured.

Clearing agreement

As part of the Pershing clearing agreement entered into in December 2010, the Company has committed to minimum annual clearing charges of $750,000 through 2015, and will incur a termination fee of $1,000,000 if the clearing agreement is terminated at anytime during that period.

NOTE 16 - INCOME TAXES

The Company has elected to be treated as an S corporation for purposes of federal and state corporation tax. As such, all items of income and expense flow through directly to the stockholders on their individual shareholder K-1's at year-end. The Company is subject to the New York City general corporation tax and reports on the cash basis for income tax purposes. The effective tax rate differs from the current statutory rate of 8.85% due primarily to the applicable business allocation percentage and the utilization of a net operating loss carryover and accelerated depreciation.

NOTE 17 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company executes securities transactions on behalf of its customers. If either the customer or a counter-party fail to perform, the Company may be required to discharge the obligations of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction.

The Company is engaged in trading and brokerage activities with customers, broker-dealers and other counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty. Bank deposits in non-interest bearing accounts are presently fully insured by the Federal Deposit Insurance Corporation ("FDIC"). Bank deposits in interest bearing accounts are guaranteed by the FDIC up to $250,000. The Company places its cash in commercial checking accounts and business saving accounts. No balances exceed federally insured limits at December 31, 2010.

NOTE 18 - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $100,000, whichever is greater. At December 31, 2010, the Company had regulatory net capital of $2,687,241 which exceeded its requirement of $173,703 by $2,513,538. The ratio of aggregate indebtedness to net capital was .97 to 1.

The net capital balance at December 31, 2010 includes an allowable credit of $1,500,000 which represents a forgivable note from its clearing broker, Pershing LLC, to the Company in connection with a five-year retention agreement between the two parties. Based on the terms of the agreement, the Company believes that the forgivable loan balance qualifies as an allowable credit, and has requested acceptance from FINRA for this treatment of the loan. As of the date of this report, FINRA has not yet responded to the Company's request.

During 2010, FINRA ruled that the corporate access fees receivable of less than 30 days old were being categorized incorrectly as allowable assets by the Company. This ruling was based on the fact that the receivables related to fees not charged by executing trades for customers. The Company has disputed this ruling based on their claim that the fees are commission based, receivable from brokers, are less than thirty

days aged, and as such, are correctly being categorized as allowable assets. As of the date of this report, FINRA has yet to respond to the Company's dispute. The above numbers reflect the Company's position, and treat $254,460 of corporate access fees recorded as a receivable in December 2010 as allowable assets. Had these receivables been categorized as nonallowable assets, at December 31, 2010, the Company would show regulatory net capital of $2,432,781 which would exceed its requirement of $173,703 by $2,259,078, and the ratio of aggregate indebtedness to net capital would be 1.07 to 1.

NOTE 19 - EMPLOYEE BENEFIT PLAN

The Company has established a 401(k) plan for the benefit of its employees. Eligible employees may make voluntary contributions to the Plan subject to statutory and Plan limitations. The Company will match up to 1% of the participant's annual gross compensation, not to exceed the participant's contribution. The Company's contribution to the Plan was $135,873 in 2010.

SUPPLEMENTARY SCHEDULE

WJB CAPITAL GROUP, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2010

Computation of Net Capital

Stockholders' equity	$ 1,989,099
Add:	
Subordinated borrowings allowable in computation of net capital	4,670,000
Subordinated borrowings from stockholders allowable in computation of net capital	3,500,000
Total subordinated borrowings	8,170,000
Total capital and allowable subordinated borrowings	10,159,099
Nonallowable assets:	
Commissions receivable over 30 days	441,667
Due from stockholders, less $481,370 collateralized	1,365,136
Notes receivable	347,958
Employee notes receivable	4,806,948
Property and equipment	43,853
Other assets	462,852
Corporate access fees receivable over 30 days old	1,503,444
Total nonallowable assets	8,971,858
Net capital before adjustments pending FINRA approval	1,187,241
Forgivable note under agreement with clearing broker	1,500,000
Net capital	2,687,241
Minimum net capital requirement - the greater of $100,000 or 6-2/3% of aggregate indebtedness of $2,605,546	173,703
Excess net capital	$ 2,513,538
Ratio of aggregate indebtedness to net capital	.97 to 1
Schedule of aggregate indebtedness:	
Accounts payable and accrued expenses	$ 1,674,483
Bank loan payable	931,063
	$ 2,605,546

No material differences exist between the above computation and the Company's computation included in Part IIA of Form X-17a-5 (unaudited) as of December 31, 2010.

Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2010):

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$ 2,625,256
Decrease in aggregate indebtedness	20,906
Nonallowable assets	41,421
Miscellaneous audit adjustments	(342)
Net capital per above	$ 2,687,241

See accompanying notes to financial statements.

OTHER REPORTS

Marks Paneth & Shron LLP
Certified Public Accountants and Consultants

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Stockholders
WJB Capital Group, Inc.
New York, New York

In planning and performing our audit of the financial statements of WJB Capital Group, Inc. (the "Company"), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control"), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company including any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally

Marks Paneth & Shron LLP
88 Froehlich Farm Boulevard
Woodbury, NY 11797-2921

Telephone: 516.992.5900
Fax: 516.992.5800
www.markspaneth.com

accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purposes described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholders, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Marks Paneth & Shron LLP

Woodbury, New York
February 28, 2011

WJB CAPITAL GROUP, INC.

SIPC-7 PROCEDURES

2010

Marks Paneth & Shron LLP
Certified Public Accountants and Consultants

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Stockholders of WJB Capital Group, Inc.
60 Broad Street, 34th Floor
New York, NY 10004-2306

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation SIPC for the year ended December 31, 2010, which were agreed to by WJB Capital Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating WJB Capital Group, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). WJB Capital Group, Inc.'s management is responsible for the WJB Capital Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries indicated by your general ledger, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, [deduction for: a) Commissions, floor brokerage and clearance paid to other SIPC members; b) direct expenses; c) interest and dividend expenses], noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments (above), noting no differences.
5. The Company did not file its required Form SIPC-6 for the period ended June 30, 2010. Interest due and payable on the late remittance of the amount due with the SIPC-6 has been included in the assessment balance due as of December 31, 2010.

Marks Paneth & Shron LLP
88 Froehlich Farm Boulevard
Woodbury, NY 11797-2921

Telephone: 516.992.5900
Fax: 516.992.5800
www.markspaneth.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Marks Paneth & Shron LLP

Woodbury, New York
February 28, 2011

WJB CAPITAL GROUP INC.
SCHEDULE OF ASSESSMENT AND PAYMENTS-GENERAL
ASSESSMENT RECONCILIATION PURSUANT TO RULE 17a-5(e)(4)
YEAR ENDED DECEMBER 31, 2010

TOTAL REVENUE	$ 45,938,690
ADDITIONS	-
DEDUCTIONS:	
Commissions, floor brokerage and clearance paid to other SIPC members	1,686,422
Direct expenses	1,252,131
Interest and dividend expense	62,231
TOTAL DEDUCTIONS	3,000,784
SIPC NET OPERATING REVENUES	42,937,906
GENERAL ASSESSMENT @ .0025	107,345
ADD: INTEREST DUE ON LATE PAYMENT FOR FORM SIPC-6	6,448
ASSESSMENT BALANCE DUE TO BE PAID WITH FORM SIPC-7 ON FEBRUARY 28, 2011	$ 113,793